PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5) Registration No. 333-109802
(To prospectus dated November 26, 2003)

2,000,000 Units

Merrill Lynch & Co., Inc.

Currency Notes Linked to

the United States Dollar/Canadian Dollar Exchange Rate

due June 17, 2005

(the “Notes”)

$10 principal amount per unit

The Notes:	Payment at maturity:

•   No payments prior to maturity.

•   We cannot redeem the Notes prior to maturity.

•   Denominated and payable in United States dollars.

•   $25,000 minimum initial investment.

•   Senior unsecured debt securities of Merrill Lynch & Co., Inc.

•   Linked to the United States dollar/Canadian dollar exchange rate, a rate which expresses the number of United States dollars which can be exchanged for one Canadian dollar. The United States dollar/Canadian dollar exchange rate increases as the value of the Canadian dollar increases relative to the United States dollar and decreases as the value of the Canadian dollar declines relative to the United States dollar.

•   Expected settlement date: December 17, 2003.

•   Minimum repayment will not be less than 97% of the principal amount per unit.

•   The amount you receive at maturity will be based upon the change in value of the United States dollar/Canadian dollar exchange rate over the term of the Notes multiplied by a participation rate equal to 125%. If the value of the Canadian dollar relative to the United States dollar decreases or does not increase sufficiently, at maturity you will receive less than the $10 principal amount per unit, which would result in a loss to you. In no event, however, will you receive less than 97% of the principal amount per unit. The value of the Canadian dollar relative to the United States dollar must increase by 2.40% in order for you to receive at least the principal amount of $10 per unit.

•   Although your return on the Notes is based on the value of the United States dollar relative to the Canadian dollar over the term of the Notes, if the United States dollar/Canadian dollar exchange rate has increased by 21% or more at any point during the term of the Notes, at maturity you will receive a fixed payment of $11.00 per Note, as further described in this prospectus supplement.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$20,000,000
Underwriting discount	$.125	$250,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.875	$19,750,000

Merrill Lynch & Co.

The date of this prospectus supplement is December 10, 2003.

Prospectus Supplement

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Currency Notes Linked to the United States Dollar/Canadian Dollar Exchange Rate due June 17, 2005 (the “Notes”). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the United States dollar/Canadian dollar exchange rate (the “USD/CAD Exchange Rate”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on June 17, 2005.

Each unit of the Notes represents a principal amount of $10. You may transfer the Notes only in whole unit increments. The minimum initial investment amount is $25,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

What will I receive upon maturity of the Notes?

At maturity, for each Note you own, you will receive a payment equal to the “Redemption Amount”. The Redemption Amount to which you will be entitled depends on the change in value of the USD/CAD Exchange Rate over the term of the Notes. The Redemption Amount will be denominated and payable in United States dollars and will be determined as follows:

(a) if the USD/CAD Exchange Rate does not equal or exceed 121% of the Starting Value (the “Fixed Payment Level”) at any time during the term of the Notes and

(i) the Ending Value is greater than the Starting Value, the Redemption Amount will be the principal amount per unit multiplied by:

97%	+	(	Participation Rate	×	(	Ending Value	–	Starting Value	))	; or

Starting Value

(ii) the Ending Value is equal to or less than the Starting Value, the Redemption Amount will equal 97% of the principal amount per unit.

(b) if the USD/CAD Exchange Rate equals or exceeds the Fixed Payment Level at any time during the term of the Notes, the Redemption Amount will be equal to $11.00.

As a result of the foregoing, the USD/CAD Exchange Rate will need to increase by 2.40% in order for you to receive a Redemption Amount equal to the principal amount of $10 per unit. If the value of the USD/CAD Exchange Rate decreases or does not increase sufficiently, you will receive less than the principal amount of $10 per unit. In no event, however, will you receive less than 97% of the principal amount per unit.

The “Starting Value” equals 0.764760, the number of United States dollars for which one Canadian dollar could have been exchanged on December 10, 2003, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” will be equal to the number of United States dollars for which one Canadian dollar can be exchanged as determined by the Calculation Agent (as defined below) on the seventh scheduled Business Day prior to the stated maturity date of the Notes, as described in this prospectus supplement.

The “Participation Rate” equals 125%.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this prospectus supplement.

Examples

Set forth below are four examples of Redemption Amount calculations:

Example 1—The hypothetical Ending Value is equal to 80% of the Starting Value and the USD/CAD Exchange Rate did not equal or exceed the Fixed Payment Level at any time during the term of the Notes:

Starting Value: 0.764760

Hypothetical Ending Value: 0.611808

Redemption Amount (per unit) =

$10 × 97% = US$9.70	(Redemption Amount cannot be less than $9.70)

Example 2—The hypothetical Ending Value is equal to 102% of the Starting Value and the USD/CAD Exchange Rate did not equal or exceed the Fixed Payment Level at any time during the term of the Notes:

Starting Value: 0.764760

Hypothetical Ending Value: 0.780055

Redemption Amount (per unit) =

$10 × (97% + (125% ×	(0.780055 – 0.764760)	)) = US$9.95
0.764760

In this example, although the USD/CAD Exchange Rate has increased, the increase was insufficient to yield a Redemption Amount equal to the principal amount of $10 per unit.

Example 3—The hypothetical Ending Value is equal to 110% of the Starting Value and the USD/CAD Exchange Rate did not equal or exceed the Fixed Payment Level at any time during the term of the Notes:

Starting Value: 0.764760

Hypothetical Ending Value: 0.841236

Redemption Amount (per unit) =

$10 × (97% + (125% ×	(0.841236 – 0.764760)	)) = US$10.95
0.764760

Example 4—The USD/CAD Exchange Rate equaled or exceeded the Fixed Payment Level at a point in time during the term of the Notes:

Starting Value: 0.764760

Hypothetical Ending Value: The Ending Value is not relevant to the Redemption Amount because the USD/CAD Exchange Rate reached the Fixed Payment Level.

Redemption Amount (per unit) = $11.00

Who determines the value of the USD/CAD Exchange Rate and what does the USD/CAD Exchange Rate reflect?

Merrill Lynch Capital Services, Inc. (the “Calculation Agent”) will determine the value of the USD/CAD Exchange Rate as described in the section entitled “The USD/CAD Exchange Rate” in this prospectus supplement. The USD/CAD Exchange Rate reflects the number of United States dollars for which one Canadian dollar can be exchanged. The USD/CAD Exchange Rate increases as the value of the Canadian dollar increases relative to the United States dollar and decreases as the value of the Canadian dollar declines relative to the United States dollar.

How has the USD/CAD Exchange Rate performed historically?

We have included a table showing monthly historical values of the USD/CAD Exchange Rate for each month from January 1997 to November 2003. This table is included in the section entitled “The USD/CAD Exchange Rate” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the United States dollar relative to the Canadian dollar in various economic environments; however, this past performance is not indicative of how the USD/CAD Exchange Rate will perform in the future.

What about taxes?

You generally should only be required to recognize income, gain or loss on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation”.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the Redemption Amount at maturity. We have designed the Notes for investors who are willing to forego market interest payments on the Notes, such as floating interest rates paid on standard senior non-callable debt securities, and the repayment of a fixed principal amount in exchange for the ability to participate in changes in the USD/CAD Exchange Rate over the term of the Notes.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. will serve as the Calculation Agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between the Calculation Agent’s status as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risk, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this prospectus supplement.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We may not repay you a fixed amount of principal at maturity equal to your initial investment in the Notes. The payment at maturity on the Notes will depend on the change in the value of the USD/CAD Exchange Rate. Because the value of the USD/CAD Exchange Rate is subject to market fluctuations, the amount in United States dollars you receive at maturity may be more or less than the principal amount of the Notes. If the Ending Value is less than or equal to the Starting Value and the USD/CAD Exchange Rate has not equaled or exceeded the Fixed Payment Level at any time during the term of the Notes, the Redemption Amount will be less than the principal amount of each Note, in which case your investment in the Notes will result in a loss to you. Even if the Ending Value is greater than the Starting Value, the increase in the value of the USD/CAD Exchange Rate may not be sufficient to ensure that the Redemption Amount will exceed the principal amount of the Notes; in such a case, your investment in the Notes will result in a loss to you. The Redemption Amount will, however, never be less than 97% of the principal amount per unit of Notes. You should also be aware that if the USD/CAD Exchange Rate has increased by 21% or greater at any point during the term of the Notes, at maturity you will receive a fixed payment of $11.00, regardless of the Ending Value.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Notes, which could become fixed at any time during the term of the Notes or could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard United States dollar-denominated senior non-callable debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike standard senior non-callable debt securities, the Notes do not guarantee the return of a principal amount at maturity.

You must rely on your own evaluation of the merits of an investment linked to the USD/CAD Exchange Rate

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the USD/CAD Exchange Rate. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate, MLPF&S, has indicated that it expects to bid for Notes offered for sale to it by Note holders, it is not required to do so and may cease making such bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

The value of the United States dollar and Canadian dollar are affected by many complex factors

The value of any currency, including the United States dollar and Canadian dollar, may be affected by complex political and economic factors. The value of the USD/CAD Exchange Rate is at any moment a result of the supply and demand for the United States dollar and Canadian dollar, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and Canada, and also economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the United States and Canada, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of such countries and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including the United States and Canada, are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of the United States and Canada, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the United States dollar and Canadian dollar specifically or any other currency.

Even though currency trades around-the-clock, your Notes will not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of the trading market for the Notes, to the extent that one exists, will not conform to the hours during which the United States dollar and Canadian dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the USD/CAD Exchange Rate used to calculate the amount paid to you in United States dollars at maturity. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a change in the volatility of the USD/CAD Exchange Rate may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the number of United States dollars that can be exchanged for one Canadian dollar. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the USD/CAD Exchange Rate is expected to affect the trading value of the Notes.    We expect that the value of the Notes will depend substantially on the amount, if any, by which the value of the USD/CAD Exchange Rate exceeds or does not exceed the Starting Value, including the probability that the USD/CAD Exchange Rate will equal or exceed the Fixed Payment Level. If you choose to sell your Notes when the value of the USD/CAD Exchange Rate exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on this value because of the expectation that the value of the USD/CAD Exchange Rate will continue to fluctuate until the Ending Value is determined.

Changes in the volatility or anticipated volatility of the USD/CAD Exchange Rate are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the USD/CAD Exchange Rate increases or decreases the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates may affect the trading value of the Notes.    We expect that changes in interest rates may affect the trading value of the Notes. Generally, if United States interest rates increase, the value of outstanding debt securities tend to decline and, conversely, if United States interest rates decrease, the value of outstanding debt securities tend to increase. In addition, increases in United States interest rates relative to Canadian interest rates may decrease the future value of the United States dollar relative to the Canadian dollar, as implied by currency futures contracts, which would generally tend to increase the value of the Notes, and decreases in United States interest rates relative to Canadian interest rates may increase the future value of the United States dollar relative to the Canadian dollar, as implied by currency futures contracts, which would generally tend to decrease the value of the Notes. Increases in Canadian interest rates relative to United States interest rates may decrease the future value of the Canadian dollar relative to the United States dollar, as implied by currency futures contracts, which would tend to decrease the value of the Notes, and decreases in Canadian interest rates relative to United States interest rates may increase the future value of the Canadian dollar relative to the United States dollar, as implied by currency futures contracts, which would generally tend to increase the value of the Notes.

As the time remaining to maturity of the Notes decreases, the “time premium” associated with the Notes is generally expected to decrease. We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the value of the USD/CAD Exchange Rate. This difference will reflect a “time premium” due to expectations concerning the value of the United States dollar and Canadian dollar relative to each other prior to the maturity of the Notes. However, as the time remaining to the maturity of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes. Notwithstanding the foregoing, any time premium will disappear in the event that the value of the USD/CAD Exchange Rate at any time during the term of the Notes equals or exceeds the Fixed Payment Level. Moreover, if the USD/CAD Exchange Rate closely approaches (but does not equal) the Fixed Payment Level, this would be expected to cause the value of the Notes to decline. This decline would be expected to be greatest early in the term of the Notes and decrease as the time remaining to the maturity of the Notes decreases.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the value of the USD/CAD Exchange Rate at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the USD/CAD Exchange Rate will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

Our subsidiary, Merrill Lynch Capital Services, Inc., is our agent for the purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, Merrill Lynch Capital Services, Inc.’s role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the USD/CAD Exchange Rate can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the value of the USD/CAD Exchange Rate is unavailable. See the section entitled “Description of the Notes—Payment at Maturity” in this prospectus supplement. Merrill Lynch Capital Services, Inc. is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

You should consider the tax consequences of investing in the Notes. See the section entitled “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on June 17, 2005.

While at maturity a beneficial owner of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment at Maturity”.

The Notes will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the Notes, registered holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a principal amount of $10 per unit. The minimum initial investment amount is $25,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment at Maturity

At maturity, a beneficial owner of a Note will be entitled to receive the Redemption Amount of that Note, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” for a Note will be denominated and payable in United States dollars and will be determined by the Calculation Agent as described below.

(a)  If the USD/CAD Exchange Rate does not equal or exceed 121% of the Starting Value (the “Fixed Payment Level”) at any time during the term of the Notes and

(i)	the Ending Value is greater than the Starting Value, the Redemption Amount will be the principal amount per unit multiplied by:

97%	+	(	Participation Rate	×	(	Ending Value	–	Starting Value	))	; or

Starting Value

(ii)	the Ending Value is equal to or less than the Starting Value, the Redemption Amount will equal 97% of the principal amount per unit.

(b) If the USD/CAD Exchange Rate equals or exceeds the Fixed Payment Level at any time during the term of the Notes, the Redemption Amount will be equal to $11.00.

As a result of the foregoing, the USD/CAD Exchange Rate will need to increase by 2.40% in order for you to receive a Redemption Amount equal to the principal amount of $10 per unit. If the value of the USD/CAD Exchange Rate declines or does not increase sufficiently, you will receive less than the principal amount of $10 per unit. In no event, however, will you receive less than 97% of the principal amount per unit.

The “Starting Value” equals 0.764760, the value of the USD/CAD Exchange Rate on the Pricing Date.

The “Ending Value” will equal the value of the USD/CAD Exchange Rate as determined by the Calculation Agent on the seventh scheduled Business Day prior to the stated maturity date of the Notes, as described in the section entitled “The USD/CAD Exchange Rate” in this prospectus supplement.

The “Participation Rate” equals 125%.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and such banks are open for dealing in a foreign exchange and foreign currency deposits.

All determinations made by the Calculation Agent shall be made in its sole discretion and, absent manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for a range of hypothetical Ending Values of the USD/CAD Exchange Rate, and assuming that the USD/CAD Exchange Rate did not equal or exceed the Fixed Payment Level at any time during the term of the Notes:

•	the percentage change from the Starting Value to the hypothetical Ending Value,

•	the total amount payable at maturity for each Note,

•	the total rate of return to beneficial owners of the Notes, and

•	the pretax annualized rate of return to beneficial owners of the Notes.

Hypothetical Ending Value		Percentage change from the Starting Value	Total amount payable at maturity per Note	Total rate of return on the Notes	Pretax Annualized rate of return on the Notes(1)
0.382380		–50%	$ 9.70	–3.00%	–2.02%
0.458856		–40%	$ 9.70	–3.00%	–2.02%
0.535332		–30%	$ 9.70	–3.00%	–2.02%
0.611808		–20%	$ 9.70	–3.00%	–2.02%
0.688284		–10%	$ 9.70	–3.00%	–2.02%
0.726522		–5%	$ 9.70	–3.00%	–2.02%
0.764760	(2)	0%	$ 9.70	–3.00%	–2.02%
0.802998		5%	$10.33	3.30%	2.17%
0.841236		10%	$10.95	9.50%	6.14%
0.879474		15%	$11.58	15.80%	10.01%
0.917712		20%	$12.20	22.00%	13.69%
0.955950		25%	$11.00	10.00%	6.45%
0.994188		30%	$11.00	10.00%	6.45%
1.032426		35%	$11.00	10.00%	6.45%
1.070664		40%	$11.00	10.00%	6.45%

(1)	The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(2)	This is the Starting Value.

The above figures are for purposes of illustration only. The actual Redemption Amount received by investors and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, as determined by the Calculation Agent on the seventh scheduled Business Day prior to the stated maturity date of the Notes, as described in the section entitled “The USD/CAD Exchange Rate” in this prospectus supplement.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each $10 principal amount of each unit, will be equal to the Redemption Amount, calculated as though the date of early repayment were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

In case of default in payment of the Notes, whether at their maturity or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of 1.25% per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE USD/CAD EXCHANGE RATE

The USD/CAD Exchange Rate is a foreign exchange spot rate that measures the relative values of two currencies, the U.S. dollar and the Canadian dollar. The USD/CAD Exchange Rate increases when the Canadian dollar appreciates relative to the U.S. dollar and declines when the Canadian dollar depreciates relative to the U.S. dollar. The USD/CAD Exchange Rate is expressed as a rate that reflects the amount of U.S. Dollars that can be exchanged for one Canadian dollar.

The “USD/CAD Exchange Rate” will be the currency exchange rate in the interbank market quoted as one Canadian dollar in United States dollars as reported by Bloomberg L.P. (“Bloomberg”) on page FXC, or any substitute page thereto. For purposes of calculating the Ending Value, such currency exchange rate will be that reported by Bloomberg on page FXC, or any substitute page thereto, or calculated in accordance with any substitute procedure, as described below, at approximately 10:00 a.m. New York City time on the relevant date. If the USD/CAD Exchange Rate is not so quoted on Bloomberg page FXC, or any substitute page thereto, then the USD/CAD Exchange Rate will be those currency exchange rates in the interbank market equivalent to one Canadian dollar in United States dollars as reported by Reuters Group PLC (“Reuters”) on page WRLD, or any substitute page thereto. If the USD/CAD Exchange Rate is not so quoted on Reuters page WRLD, or any substitute page thereto, then the USD/CAD Exchange Rate will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on such date, then the USD/CAD Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide such spot quotations, then the USD/CAD Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from fewer than two banks, then the Calculation Agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, then the USD/CAD Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

The following table sets forth the historical month-end values of the USD/CAD Exchange Rate for each month from January 1997 through November 2003. The historical performance of the USD/CAD Exchange Rate should not be taken as an indication of future performance. Any upward or downward trend in the value of the USD/CAD Exchange Rate during any period set forth below is not any indication that the USD/CAD Exchange Rate is more or less likely to increase or decrease in value at any time during the term of the Notes.

	Monthly Closing Values
	1997	1998	1999	2000	2001	2002	2003
January	0.742335	0.688042	0.662032	0.690655	0.667646	0.629287	0.658111
February	0.730994	0.702543	0.662471	0.689798	0.650872	0.624376	0.673582
March	0.722439	0.704473	0.663878	0.690226	0.634679	0.626999	0.681570
April	0.715410	0.698910	0.686577	0.675767	0.651466	0.637918	0.699252
May	0.726216	0.686389	0.678702	0.668226	0.650195	0.654493	0.731743
June	0.724008	0.681710	0.683480	0.675265	0.660371	0.659065	0.742556
July	0.725531	0.660851	0.663746	0.672812	0.652103	0.631233	0.712099
August	0.720357	0.638162	0.669927	0.679348	0.644662	0.641643	0.721241
September	0.723641	0.653296	0.681570	0.665247	0.633232	0.630199	0.739590
October	0.710126	0.648088	0.679995	0.656297	0.629564	0.641684	0.757691
November	0.702790	0.651551	0.678518	0.650660	0.635728	0.638855	0.768758
December	0.699496	0.650111	0.691515	0.667067	0.627746	0.636213

The following graph sets forth the historical month-end values of the USD/CAD Exchange Rate from January 1997 through November 2003 set forth in the table above. This historical information is furnished as a matter of information only and should not be taken as an indication of future performance. On December 10, 2003, the Pricing Date, the USD/CAD Exchange Rate was 0.764760.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this prospectus supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States Federal income tax treatment of contingent payment debt instruments, which apply to debt instruments issued on or after August 13, 1996. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. However, debt instruments that are subject to the rules set forth in section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) regarding foreign currency gain or loss (the “Foreign Currency Rules”) are generally exempt from the timing and character rules provided by the CPDI Regulations. Since the amount payable at maturity with respect to the Notes (i.e., the Redemption Amount) will be determined by reference to the value of the USD/CAD Exchange Rate, the Notes generally should be subject to the Foreign Currency Rules and should not be subject to the CPDI Regulations. However, except for certain recently proposed Treasury regulations which are not currently effective, the Foreign Currency Rules do not set forth specific rules for determining the appropriate character, timing, and amount of income, gain or loss that must be recognized by a taxpayer from holding a debt instrument that provides for one or more contingent payments, similar to the Notes. In the absence of any specific provision in the Foreign Currency Rules which would currently apply to the Notes, the United States Federal income tax consequences of the purchase, ownership and disposition of the Notes should be governed by a combination of both the general principles contained in the Foreign Currency Rules and general principles of United States Federal income tax law.

Under general principles of United States Federal income tax law, payments of interest on a debt instrument generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting). Under these principles, the amount payable at maturity with respect to a Note (i.e., the Redemption Amount) in excess of the principal amount thereof (i.e., $10 per unit), if any, would be treated as contingent interest and generally would be includible in income by a U.S. Holder as ordinary interest on the date that the Redemption Amount is accrued (i.e., generally when the Redemption Amount becomes fixed in amount and becomes unconditionally payable) or when such amount is received, in accordance with the U.S. Holder’s regular method of tax accounting. In the event that the Redemption Amount payable with respect to the Notes on the maturity date is less than the principal amount of the Notes (i.e., $10 per unit), the excess of the principal amount of the Notes (i.e., $10 per unit) over the Redemption Amount should constitute exchange loss which will be characterized as ordinary loss.

Upon the sale or exchange of a Note prior to maturity, a U.S. Holder generally would recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange (other than amounts representing accrued but unpaid interest, which will be treated as such) and such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal such U.S. Holder’s initial investment in the Note. Any portion of such gain or loss that is attributable to changes in the value of the USD/CAD Exchange Rate should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss generally should be capital gain or loss, and any such capital gain or loss generally should be long-term capital gain or loss if the Note has been held for more than one year as of the date of disposition. It is possible, however, that the IRS could assert that all or any portion of the amount realized upon the sale or exchange of a Note prior to its maturity in excess of the principal amount thereof (i.e., $10 per unit) constitutes ordinary interest income. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) may be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Tax Return Disclosure Regulations

Pursuant to recently enacted Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a United States Federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “section 988 transaction,” such as a loss realized with respect to the Notes, will constitute a section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a section 988 transaction (as defined in section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper.

As previously mentioned, since the amount payable at maturity with respect to the Notes (i.e., the Redemption Amount) will be determined by reference to the value of the USD/CAD Exchange Rate, the Notes generally should be subject to the Foreign Currency Rules and the acquisition of a Note should constitute a section 988 transaction. Based upon the foregoing, in the absence of future administrative pronouncements to the contrary, a holder of the Notes that recognizes an exchange loss with respect to the Notes that equals or exceeds the loss threshold amount applicable to such holder may be required to file a disclosure statement (i.e., IRS Form 8886 or substitute form) as an attachment to the holder’s tax return for the first taxable year in which the loss threshold amount is reached and to any subsequent tax return that reflects any amount of such section 165 loss from the Notes. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in the Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Notes, including any requirement to file IRS Form 8886.

Recently Proposed Treasury Regulations

On August 28, 2003, the Treasury Department issued proposed regulations under the Foreign Currency Rules which would substantially alter the United States Federal income tax treatment of debt instruments having terms similar to the Notes from the treatment described herein. However, these new proposed Treasury regulations are proposed to apply only to debt instruments issued 60 days or more after the date on which such regulations are published as final regulations in the Federal Register. Accordingly, as currently drafted, these proposed Treasury regulations, even if finalized, will not apply to the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual’s death, payments in respect of such Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States Federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The United States Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S, the underwriter of the offering, has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $20,000,000 aggregate principal amount of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to close out a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth Business Day following the Pricing Date of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three Business Days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Pricing Date or the next succeeding Business Day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 27, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 28, 2003 and March 29, 2002, June 27, 2003 and June 28, 2002 and September 26, 2003 and September 27, 2002, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Reports on Form 10-Q for the quarters ended March 28, 2003, June 27, 2003 and September 26, 2003 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because such reports are not “reports” or “parts” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	S-11
Calculation Agent	S-4
Ending Value	S-3
Fixed Payment Level	S-3
Notes	S-1
Participation Rate	S-3
Pricing Date	S-3
PTCEs	S-18
Redemption Amount	S-3
Reference Banks	S-12
Starting Value	S-3
USD/CAD Exchange Rate	S-3

2,000,000 Units

Merrill Lynch & Co., Inc.

Currency Notes Linked to

the United States Dollar/Canadian Dollar Exchange Rate

due June 17,
2005

(the “Notes”)

$10 principal amount per unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

December 10, 2003